# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRAHAM HOLDINGS COMPANY, CIK 0000104889
CUSIP: 939640108
Title of class of securities: Class B Common Stock $1.00 par value
Address of issuer's principal executive offices: 1812 North Moore Street, Suite 2100, Arlington, Virginia (VA), 22209
Date of event which requires filing of this statement: 11/01/2024
Amends the filing with accession number 0000950157-24-000732
Filed by CIK 0001621362
Persons authorized to receive notices and communications: Nicole M. Maddrey, 1812 North Moore Street, Suite 2100, Arlington, Virginia (VA), 22209, (703) 345-6300

## Reporting persons
- O'Shaughnessy Timothy J. (CIK 0001621362): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 89,054; shared voting power 63,725; sole dispositive power 89,054; shared dispositive power 15,099; aggregate amount beneficially owned 152,779 (4.4% of the class)
  Comment: N/A
  
  Note to Row 13: Calculated based on 3,495,341 shares of Class B Common Stock outstanding (3,375,982 shares of Class B Common Stock outstanding as of February 21, 2025, plus 51,326 shares issuable upon conversion of Class A Common Stock beneficially owned by the Reporting Person, share for share, into Class B Common Stock plus 68,033 Class B shares issuable upon exercise of the Reporting Person's stock options).
  
  Introductory note: This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by Timothy J. O'Shaughnessy (the "Reporting Person") on May 10, 2024 (the "Schedule 13D") relating to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Graham Holdings Company, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as set forth below.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock $1.00 par value
Name of issuer: GRAHAM HOLDINGS COMPANY
Address of issuer's principal executive offices: 1812 North Moore Street, Suite 2100, Arlington, Virginia (VA), 22209

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The information set forth in Row 4 and Item 5 of this Statement is hereby incorporated by reference into this Item 3.

The 68,033 shares of Class B Common Stock that the Reporting Person has the right to purchase, pursuant to stock options, and 11,075 shares of Class B Common Stock held by the Reporting Person were received as compensation pursuant to stock options in the Reporting Person's role as Chief Executive Officer of the Company. Approximately 4 shares of Class B Common Stock were held by the Reporting Person in his Company 401(k) Plan account. 9,942 shares of Class B Common Stock held by the Reporting Person were purchased in open market transactions and the remaining 2,700 shares of Class B Common Stock were acquired jointly with the Reporting Person's spouse.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

Interests of the Reporting Person:

As of February 21, 2025, the Reporting Person was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 152,778 shares of Class B Common Stock of the Company, constituting approximately 4.4% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership is as set forth in paragraphs (i) through (viii) below. Except as to the extent of his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (iv) below, the Reporting Person has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraph (iv).

(i) 48,626 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock), held in a trust for the benefit of the Reporting Person's spouse, for which the Reporting Person's spouse had shared voting power with respect to such shares by virtue of a revocable proxy granted by Daniel L. Mosley. The Reporting Person has determined in light of the relevant facts and circumstances that he shared voting power with respect to such shares.

(ii) 2,700 shares of Class A Common Stock, held by the Reporting Person's spouse. The Reporting Person has determined in light of the relevant facts and circumstances that he had shared voting and investment power with respect to such shares with his spouse.

(iii) 4,099 shares of Class B Common Stock, held by the Reporting Person's spouse. The Reporting Person has determined in light of the relevant facts and circumstances that he had shared voting and investment power with respect to such shares with his spouse.

(iv) 5,600 shares of Class B Common Stock, held in trusts for the benefit of the Reporting Person's spouse and children. The Reporting Person, as a trustee, had shared voting and investment power with respect to such shares with Donald E. Graham, the other trustee.

(v) 21,017 shares of Class B Common Stock, held by the Reporting Person. The Reporting Person has determined in light of the relevant facts and circumstances that he had sole voting and investment power with respect to such shares.

(vi) Approximately 4 shares of Class B Common Stock, held by the Reporting Person in his Company 401(k) Plan account. The Reporting Person has determined in light of the relevant facts and circumstances that he had sole voting and investment power with respect to such share.

(vii) 68,033 shares of Class B Common Stock the Reporting Person has the right to purchase, pursuant to stock options. The Reporting Person has determined in light of the relevant facts and circumstances that he had sole voting and investment power with respect to such shares.

(viii) 2,700 shares of Class B Common Stock, held jointly by the Reporting Person and his spouse. The Reporting Person has determined in light of the relevant facts and circumstances that he had shared voting and investment power with respect to such shares with his spouse.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: As previously reported in the Reporting Person's Form 4 reports as filed with the Securities and Exchange Commission on September 25, 2024, October 17, 2024 and November 5, 2024, the transactions in Class B Common Stock by the Reporting Person since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 1 are as follows: (i) on September 23, 2024, the Reporting Person acquired a net 1,340 shares of Class B Common Stock, after the withholding of 24,412 shares of Class B Common Stock by the Company for tax purposes at an average price per share withheld of $800.60, (ii) on October 15, 2024, the Reporting Person acquired a net 1,626 shares of Class B Common Stock, after the withholding of 24,126 shares of Class B Common Stock by the Company for tax purposes at an average price per share withheld of $823.33 and (iii) on November 1, 2024, the Reporting Person acquired a net 1,896 shares of Class B Common Stock, after the withholding of 23,858 shares of Class B Common Stock by the Company for tax purposes at an average price per share withheld of $843.67.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein, on November 1, 2024 the Reporting Person ceased to be the beneficial owner of more than 5% of Class B Common Stock. This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

Exhibit Description of Exhibit
Exhibit 99.1: Power of Attorney

## Signatures
- O'Shaughnessy Timothy J.: /s/ Nicole M. Maddrey, Nicole M. Maddrey, Attorney-in-Fact for Timothy J. O'Shaughnessy* (02/28/2025)
Comment: *Signed pursuant to the Power of Attorney attached hereto as Exhibit 99.1.